withers Bergman LLP

October 5, 2015

Via E-mail

Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

660 Steamboat Road, Greenwich, Connecticut 06830-7150 t: +1 203 302 4100 f: +1 203 869 0558 www.withersworldwide.com

Re:	Ethan Allen Interiors Inc.
Public Soliciting Statements dated September 20, 2015 File No. 001-11692

Dear Mr. Duchovny:

This letter is submitted in response to the comments of the staff (the "Staff') of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and

Exchange Commission (the "Commission") set forth in your letter dated September 29, 2015 relating to Ethan Allen Interiors Inc. (the "Company").

For your convenience, I set forth each comment from your letter in bold typeface and include the Company's response below it. We have reviewed your statements and have the following comments.

1. Please file the soliciting statements made by Mr. Kathwari to the Danbury News-Times on September 20, 2015 in an article entitled "Ethan Allen CEO says share price is going up." These statements include:

●	that the company stock could be worth more than $41 per share in the next two years;

●	that the company will have sales of $1 billion in the next two years;

●	that he expects as much as 15% to 20% of the company's sales to be from online sales in the next two years; and

●	that starting in fiscal year 2017 the company will be in a great position to leverage all the things it has done.

Response:

The Company acknowledges the Staffs comment and advises the Staff that the statements attributed to Mr. Kathwari in the above referenced article are inferences made by the reporter based on statements made by Sandell Asset Management Corp. ("Sandell") and quotes from Mr. Kathwari at the Company's 2015 Investor Conference on September 16, 2015, the transcript of which was filed on September 21, 2015, as soliciting materials pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

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Sandell has stated publicly on several occasions that it believes that the Company's stock price may be worth as much as $41 per share. For example, a press release filed as Exhibit 1 to Sandell's Schedule 13D amendment filed on August 18, 2015, includes the following statement, "Sandell believes that either path would result in a value of at least $41 per share delivered to shareholders." These statements, not Mr. Kathwari, are the source of the reporter's identification of $41 as a stock price threshold to be exceeded if the Company is successful in accomplishing its stated goals.

The quotes from Mr. Kathwari that the above referenced article does draw from include (emphasis added):

●

"So today we are positioned well. I think that as I said, and I've said that before, that this year or so, I know that the time horizon is different for us, the time horizon is a two to three years investment to do what we have done, and then go where we have. I recall the same thing in early 90s, when we made the major change of our products, of our offerings, our manufacturing. That time it took us two, three years, then we saw the growth and then up to a $1 billion. I think that we are somewhat, you can say, parallel in that position today."

●

"They are — right now our business is relatively very small, I would say that when you take a look at some of the lifestyle companies they're doing 50% of their business on e-commerce. I think that our objective is to go to 15% to 20%."

●

"I think that the opportunity now is starting maybe fiscal 20171 think we 're going to be in a great position in my view of leveraging all the things we have done to start to increase. And the good news is that to increase by 10% to 20% we need to make sure we can service it and our logistics is there, we can deliver products, and we are getting that ready too. So I'll say that fiscal year 2017, starting there we have the opportunity, an opportunity of substantially increasing our business."

2. On a related note, please be aware that oral statements remain subject to Rule 14a-9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support or explanation for the statements listed above in comment 1.

The Company acknowledges the Staff's comment. The Company's statements reflect management's current beliefs with respect to future events and are based on information currently available to management. As stated during the conference referenced above, the Company's statements regarding its business outlook constitute forward-looking statements and as such are subject to both unknown and known risks and uncertainties.

On behalf of the Company, I hereby acknowledge that:

●     the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings of the Company; and

●     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (203) 302-4084.

Sincerely,

/s/ M. Ridgway Barker
M. Ridgway Barker